Schedule 13G	Page 1 of 11

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

CREDIT ACCEPTANCE CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

225310 10 1

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Page 2 of 11

CUSIP No. 225310 10 1

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

The Donald A. Foss 2009 Remainder Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Michigan

Number of	5.	Sole Voting Power: 0
Shares
Beneficially	6.	Shared Voting Power: 978,823
Owned by
Each	7.	Sole Dispositive Power: 978,823
Reporting

Person With:	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 978,823

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 5.4%*

12.	Type of Reporting Persons (See Instructions): IN

*The percentage is calculated based upon total outstanding shares of 18,151,092, as of February 4, 2020, as set forth in the Issuer’s Form 10-K, filed on February 11, 2020.

Schedule 13G	Page 3 of 11

CUSIP No. 225310 10 1

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

The Donald A. Foss 2010 Remainder Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Michigan

Number of	5.	Sole Voting Power: 0
Shares
Beneficially	6.	Shared Voting Power: 675,821
Owned by
Each	7.	Sole Dispositive Power: 675,821
Reporting

Person With:	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 675,821

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 3.7%*

12.	Type of Reporting Persons (See Instructions): IN

*The percentage is calculated based upon total outstanding shares of 18,151,092, as of February 4, 2020, as set forth in the Issuer’s Form 10-K, filed on February 11, 2020.

Schedule 13G	Page 4 of 11

CUSIP No. 225310 10 1

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

The Donald A. Foss 2010 Remainder Trust #2

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Michigan

Number of	5.	Sole Voting Power: 12,826
Shares
Beneficially	6.	Shared Voting Power: 0
Owned by
Each	7.	Sole Dispositive Power: 12,826
Reporting

Person With:	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,826

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0.1%*

12.	Type of Reporting Persons (See Instructions): IN

*The percentage is calculated based upon total outstanding shares of 18,151,092, as of February 4, 2020, as set forth in the Issuer’s Form 10-K, filed on February 11, 2020.

Schedule 13G	Page 5 of 11

CUSIP No. 225310 10 1

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

The Donald A. Foss 2011 Remainder Trust FBO Robert S. Foss and Descendants

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Michigan

Number of	5.	Sole Voting Power: 163,879
Shares
Beneficially	6.	Shared Voting Power: 0
Owned by
Each	7.	Sole Dispositive Power: 163,879
Reporting

Person With:	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 163,879

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0.9%*

12.	Type of Reporting Persons (See Instructions): IN

*The percentage is calculated based upon total outstanding shares of 18,151,092, as of February 4, 2020, as set forth in the Issuer’s Form 10-K, filed on February 11, 2020.

Schedule 13G	Page 6 of 11

CUSIP No. 225310 10 1

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Allan V. Apple

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States of America

Number of	5.	Sole Voting Power: 176,705
Shares
Beneficially	6.	Shared Voting Power: 1,654,644
Owned by
Each	7.	Sole Dispositive Power: 1,831,349
Reporting

Person With:	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,831,349*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 10.1%**

12.	Type of Reporting Persons (See Instructions): IN

*Mr. Apple is the trustee of The Donald A. Foss 2009 Remainder Trust, The Donald A. Foss 2010 Remainder Trust, The Donald A. Foss 2010 Remainder Trust #2, and The Donald A. Foss 2011 Remainder Trust FBO Robert S. Foss and Descendants. Mr. Apple disclaims beneficial ownership of the 1,831,349 of these shares owned by such trusts.

**The percentage is calculated based upon total outstanding shares of 18,151,092, as of February 4, 2020, as set forth in the Issuer’s Form 10-K, filed on February 11, 2020.

Schedule 13G	Page 7 of 11

Item 1. (a)	Name of Issuer: Credit Acceptance Corporation

Item 1. (b)	Address of Issuer's Principal Executive Offices: 25505 West Twelve Mile Road, Southfield, MI 48034-8339

Item 2. (a)	Name of Person Filing:

The Donald A. Foss 2009 Remainder Trust

The Donald A. Foss 2010 Remainder Trust

The Donald A. Foss 2010 Remainder Trust #2

The Donald A. Foss 2011 Remainder Trust FBO Robert S. Foss and Descendants

Allan V. Apple

(Each a “Reporting Person,” and collectively, the “Reporting Persons.”) See Exhibit A.

Item 2. (b)	Address of Principal Business Office or, if none, Residence:

29777 Telegraph Road, Suite 2611, Southfield, MI 48034

Item 2. (c)	Citizenship:

The Donald A. Foss 2009 Remainder Trust: Michigan

The Donald A. Foss 2010 Remainder Trust: Michigan

The Donald A. Foss 2010 Remainder Trust #2: Michigan

The Donald A. Foss 2011 Remainder Trust FBO Robert S. Foss and Descendants: Michigan

Allan V. Apple: United States of America

Item 2. (d)	Title of Class of Securities: Common Stock

Item 2. (e)	CUSIP Number: 225310 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Schedule 13G	Page 8 of 11

Item 4.	Ownership

Reporting Person	Amount Beneficially Owned		Percent of Class		Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
The Donald A. Foss 2009 Remainder Trust	978,823	*	5.4	%**	-	978,823	978,823	-
The Donald A. Foss 2010 Remainder Trust	675,821	*	3.7	%**	-	675,821	675,821	-
The Donald A. Foss 2010 Remainder Trust #2	12,826	*	0.1	%**	12,826	-	12,826	-
The Donald A. Foss 2011 Remainder Trust FBO Robert S. Foss and Descendants	163,879	*	0.9	%**	163,879	-	163,879	-
Allan V. Apple Total	1,831,349	*	10.1	%**	176,705	1,654,644	1,831,349	-

* Mr. Apple is the trustee of The Donald A. Foss 2009 Remainder Trust, The Donald A. Foss 2010 Remainder Trust, The Donald A. Foss 2010 Remainder Trust #2, and The Donald A. Foss 2011 Remainder Trust FBO Robert S. Foss and Descendants. Mr. Apple disclaims beneficial ownership of the 1,831,349 of these shares owned by such trusts.

**The percentage is calculated based upon total outstanding shares of 18,151,092, as of February 4, 2020, as set forth in the Issuer’s Form 10-K, filed on February 11, 2020.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Schedule 13G	Page 9 of 11

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

Schedule 13G	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020	The Donald A. Foss 2009 Remainder Trust

/s/ Allan V. Apple
Name: Allan V. Apple
Title: Trustee

The Donald A. Foss 2010 Remainder Trust

/s/ Allan V. Apple
Name: Allan V. Apple
Title: Trustee

The Donald A. Foss 2010 Remainder Trust #2

/s/ Allan V. Apple
Name: Allan V. Apple
Title: Trustee

The Donald A. Foss 2011 Remainder Trust FBO Robert S. Foss and Descendants

/s/ Allan V. Apple
Name: Allan V. Apple
Title: Trustee

/s/ Allan V. Apple
Name: Allan V. Apple

Schedule 13G	Page 11 of 11

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them a statement on Schedule 13G (including amendments thereto, if any) with respect to the shares of common stock of Credit Acceptance Corporation, a Michigan corporation, and that this Agreement may be included as an Exhibit to such joint filing. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the date listed below.

Date: February 14, 2020	The Donald A. Foss 2009 Remainder Trust

/s/ Allan V. Apple
Name: Allan V. Apple
Title: Trustee

The Donald A. Foss 2010 Remainder Trust

/s/ Allan V. Apple
Name: Allan V. Apple
Title: Trustee

The Donald A. Foss 2010 Remainder Trust #2

/s/ Allan V. Apple
Name: Allan V. Apple
Title: Trustee

The Donald A. Foss 2011 Remainder Trust FBO Robert S. Foss and Descendants

/s/ Allan V. Apple
Name: Allan V. Apple
Title: Trustee

/s/ Allan V. Apple
Name: Allan V. Apple